ELEVATION, LLC

Statement of Financial Condition
for the Year Ended December 31, 2024
and Report of Independent Registered Public Accounting Firm

Filed in accordance with Rule
17a-5(e)(3) under the Securities
Exchange Act of 1934
as a PUBLIC DOCUMENT



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Elevation, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Elevation, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of Elevation, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2014.

GreerWalker

Certified Public Accountants
March 3, 2025
Greenville, SC

GreerWalker LLP | **GreerWalker Corporate Finance LLC** | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

ELEVATION, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash and cash equivalents	$	713,417
Receivables from brokers		49,888
Receivables from clearing firms		269,716
Deposits with clearing firms		250,000
Prepaid expenses		83,178
Securities owned, at fair value		2,533,629
Property and equipment, net		25,131
Operating lease right of use assets, net		101,346
Other assets		730,237
Total assets	$	4,756,542

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	890,088
Accrued expenses		1,912,298
Operating lease liabilities		103,882
Total liabilities		2,906,268
MEMBERS' EQUITY		1,850,274
Total liabilities and members' equity	$	4,756,542

See Accompanying Notes

ELEVATION, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2024

Note 1 – Nature of Business:

Elevation, LLC (the "Company") was organized on December 27, 2005 under the North Carolina Limited Liability Company Act. The Company operates as an institutional broker-dealer based in Charlotte, North Carolina. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC), and National Futures Association (NFA).

A summary of the Company's significant policies follows:

Basis of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Elevation Trading Limited. All significant intercompany transactions are eliminated in the consolidation process.

Use of Estimates
The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting
The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its chief executive officer as the chief operating decision maker("CODM"), who uses net income to evaluate the results of the business to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Cash and Cash Equivalents
For the purpose of the consolidated financial statements, the Company considers cash in operating accounts, cash on hand, and short-term debt securities purchased with maturity of three months or less as cash and cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

ELEVATION, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2024

Fair Value Measurement
The Company has financial instruments consisting of investments in marketable securities and private market investments (See Note 3) and are reported at fair value. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

- Level 1 - quoted prices in active markets for identical assets or liabilities
- Level 2 - observable market-based inputs or unobservable inputs that are corroborated by market data (including quoted prices for similar securities, interest rates, yield curves, credit risk, etc.)
- Level 3 - significant unobservable inputs

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments.

The following is a description of the valuation methodologies and assumptions used for measuring the fair value of each significant class of investments. There have been no changes in the methodologies used as of December 31, 2024.

- Exchange traded funds ("ETF"): Valued at the net asset value of the shares held by the Company at year-end as reported on the active market on which the mutual funds are traded.
- Private market investments: Value based on prices noted in secondary markets and market trends.

Income Taxes
For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying consolidated financial statements since the members include their allocable share of the Company's taxable income or loss in their respective income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2024.

Receivables
The Company extends credit to certain clearing firms for commissions earned for securities transactions completed under clearing agreements, and to other financial institutions for commissions earned for securities transactions completed, generally requiring payment upon receipt of the invoice. As of December 31, 2024, no allowance for credit losses was recorded by the Company. The Company recognizes the amount of change in current credit losses as an allowance gain or loss in expenses in the

accompanying statement of operations. For the year ended December 31, 2024, there were no allowance gains or losses recorded by the Company. Accounts are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Management estimates the allowance for credit losses by applying historical credit loss rates to receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of receivables and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, receivables are pooled by aging category as the change in risk characteristics is similar as accounts age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs and minor renewals are charged to operations as incurred.

Depreciation
Depreciation is provided using straight-line methods for financial reporting purposes over the estimated useful lives of the assets which range from 3-7 years. Depreciation expense charged to operations was $19,299 for the year ended December 31, 2024.

Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the consolidated statement of operations accounts are translated at average rates of exchange for the year. Translation gains or losses are included in comprehensive loss. Transactions denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. Gains or losses resulting from foreign currency transactions are included in net loss.

Subsequent Events
In preparing the consolidated financial statements, the Company has evaluated subsequent events through March 3, 2025, which is the date the consolidated financial statements were available to be issued.

Note 2 – Revenue

The Company operates under a fully disclosed clearing agreement with RBC Capital Markets, LLC (RBC). The Company also executes international trades through Cowen and Company, LLC (formerly Convergex Execution Solutions LLC) (Cowen) and R.J. O'Brien & Associates, LLC ("R.J. O'Brien") via existing Introducing Broker agreements. These clearing firms clear certain securities transactions on behalf of the Company, and carry and clear on a fully disclosed basis the Company's customers' trading accounts. The Company earns income, net of clearing costs, on these introduced transactions.

ELEVATION, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2024

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and incurs related clearing charges. Commissions and related clearing charges are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company also effects listed option transactions for its customers through the customers' prime brokers or directly with other broker/dealers. These trades are executed through various third-party execution services for a per contract fee. The Company earns commissions on these transactions and bills the customer's prime broker directly or the broker/dealer. Commissions and related clearing charges are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fee Income
The Company acts as an intermediary between buyers and sellers of the securities of late-stage private companies. The Company earns fees for executing these transactions. Fees are recognized at a point in time upon successful close of a transaction.

Additionally, the Company earns fee income from investment management firms for analytical content services provided to those entities. Fees are recognized over time as the services are provided to the customers.

Various economic factors affect the Company's revenues and cash flows. The Company's revenues for the year ended December 31, 2024, were earned as follows:

Revenue recognized over time:	
Fee income	$ 891,546
Revenue recognized at a point in time:	
Commissions	4,870,635
Fee income	7,421,030
Subtotal	12,291,665
Total	$ 13,183,211

ELEVATION, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2024

Note 3 – Fair Value Measurement

The aggregate fair market value and cost basis of investments as of December 31, 2024 consisted of the following:

Fair market value	$ 2,533,629
Cost	3,022,356
Unrealized loss	$ (488,727)

The following table sets forth, by level, within the fair value hierarchy as defined in Note 1, the Company's assets at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Exchange traded funds	$ 2,130,808	$ -	$ -	$ 2,130,808
Private market investments	-	-	402,821	402,821
Total	$ 2,130,808	$ -	$ 402,821	$ 2,533,629

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2024:

Balance, beginning of year	$ 891,548
Realized gains/losses	-
Unrealized gains/losses	(488,727)
Purchases/issuances	-
Sales/settlements	-
Balance, end of year	$ 402,821

Note 4 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.   The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5 –Receivables From and Deposits With Clearing Firms

For transactions cleared on its behalf, the Company had a net receivables in the amount of $248,196 from RBC and $21,520 from Cowen as of December 31, 2024.

The Company had deposits of $250,000 held by its clearing firms as of December 31, 2024. The clearing deposits are required under the clearing agreements between the Company and the clearing firms.

Note 6 – Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees, which is administered through an outside investment company. Upon 30 days of service, an employee 21 or older is allowed to contribute to the plan. The Company may make contributions to the plan at its discretion. The Company did not make any discretionary contributions to the 401(k) plan during the year ended December 31, 2024.

Note 7 – Lease Commitments

As of December 31, 2024, the Company is a lessee in one noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments, if any, are included in future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the firm's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest that the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases, if any, that have a lease term of less than 12 months at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with any short-term leases is recognized on a straight-line basis over the lease term.

The Company has obligations for office space with initial noncancelable lease terms in excess of one year. The Company classifies these leases as operating leases which expire at various dates through March 2026. The ROU asset and lease liability balances were determined by calculating the total lease payments over the remaining expected lease terms and discounting the total using a weighted average discount rate of 8%, which is representative of the incremental borrowing rate of the Company. The weighted average remaining lease term is 1.37 years.

As of December 31, 2024, maturities of lease liabilities for all noncancelable operating leases are $87,499 and $22,035 for 2025 and 2026, respectively, with total undiscounted lease payments of $109,534. The discounted lease liability at December 31, 2024, is $103,882 with imputed interest of $5,653.

Note 8 - Related Parties

The Company has an investment management agreement with a related party to manage certain assets of the Company for which the Company pays quarterly management fees. The Company paid $21,603 of management fees to the entity during 2024. As of December 31, 2024, the Company has a payable balance to this entity of $71,453.

Note 9 – Members' Equity

The members of the Company are subject to the Amended and Restated Operating Agreement dated November 2014, as amended, which specifies the rights and obligations of its members. The agreement provides for Class A, Class B, Class C and Class D units, and governs the allocation of profits, losses and distributions to the respective ownership interests.

The company had seven Class A members as of December 31, 2024. The Class A members have voting rights.

The Company had only one Class B member as of December 31, 2024.   The Class B member has no voting rights. The Class B member is entitled to receive distributions and allocations corresponding to its cumulative preferred return, as defined in the agreement. The preferred return was paid on the twentieth business day following the applicable quarter end during the time the subordinated debt was outstanding. The Class B member is subject to the Securities Purchase Agreement as amended in June 2010. The agreement entitled the Class B member to receive a return, or revenue participation amount, based upon quarterly revenues generated by the Company as defined in the agreement, during the period the subordinated debt was outstanding.   As of and for the year ended December 31, 2024, the subordinated debt was retired and there is no longer a preferred return.

The Company had five Class C members as of December 31, 2024. Class C units are "profit interests" that appreciate (or depreciate) in value from the date of issuance until the date on which the company experiences a liquidity event, and such Class C units are subject to the terms of such event. For example, if the Company is valued at $10 million on the date of the issuance of a Class C unit and the Company is worth $15 million on the date of a liquidity event, the Class C unit would participate in the $5 million of increased value. Class C units may receive distributions, as do Class A and Class B units, subject to the discretion of the Manager. Class C members have no voting rights.

The Company had four Class D members as of December 31, 2024. Proceeds from the sale of Class D preferred units are invested by the Company in separately managed investment accounts held at another broker dealer. The Class D units appreciate (or depreciate) in value based on the returns earned by the Company in the separately managed accounts. Class D members have the option of redeeming any and all of their Class D units after a holding period of one year from the date of purchase upon ten days written notice to the Company, and are required to redeem all outstanding Class D units

ELEVATION, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2024

in the event of a change of control or exit event as defined in the Amended and Restated Operating Agreement. The value of the units upon redemption is determined by the value of the corresponding separately managed accounts owned by the Company. Class D units may receive distributions subject to the discretion of the Manager. Class D members have no voting rights.

Current income is allocated to Class A, B and C members based on the relative ownership percentages.

Note 10 – Contingent Liabilities

The Company is liable to the clearing broker if a loss is incurred for failure to pay on behalf of any introduced account.

The Company is involved in various claims or actions arising in the normal course of business. It is management's opinion that the resolution of these matters will not materially affect the Company's financial position or the results of its operations.

Note 11 – Reserve Requirements

The Company does not hold, carry or maintain cash or securities for the benefit of its' customers, or perform custodial functions, and is exempted under paragraph (k)(2)(ii) of Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-77073 from reserve requirements of that rule.

Note 12 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had unconsolidated net capital of $318,145 which was $126,470 in excess of its required capital amount of $191,675 (required minimum). At December 31, 2024, the Company's net capital ratio was 9.04 to 1.

Note 13 – Focus Report

Amounts reported on the Company's FOCUS Report as of December 31, 2024 and for the year then ended, were reconciled to the accompanying consolidated financial statements. No material differences in net capital were noted. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the SEC.

_____